News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Entree Gold Exploration Review

     VANCOUVER, June 29 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE Amex:EGI;
Frankfurt:EKA - "Entree" or the "Company") has been active in the advancement of its properties in Mongolia, the United States and China. Exploration
programs are still underway and further results will be reported after a complete tabulation of the data.

     Mongolia

     Heruga

     The Heruga deposit is situated within the Company's Javhlant licence located immediately south of Ivanhoe Mines' Oyu Tolgoi licence and is located within the Entree-Ivanhoe Mines JV ground.
     In March 2008, the Company announced a NI 43-101 compliant molybdenum-rich copper-gold inferred resource of 760 million tonnes grading
0.48% copper, 0.55 g/t gold and 142 ppm molybdenum. At that time, the Heruga discovery extended for a strike length of approximately 1,800 metres and was open to the north, south and east (see news release from March 13, 2008).
     Nine additional holes have been drilled since the resource estimate was prepared. These holes have confirmed the extension of Heruga mineralization northwards to the Entree-Ivanhoe Mines property boundary and to the south. The mineralized system now has a strike length of over 2.2 kilometres north-south with the vertical extent varying between 400 to 800 metres and a width of 200 to 300 metres. The shallowest portion of this mineralized system starts at a vertical depth of approximately 500 metres below surface. Results from these additional holes are expected to be incorporated into an updated resource calculation.

     Togoot Coal Project

     Since 2008, three coal targets have been discovered on Entree's 100%
owned Togoot Licence: Nomkhon Bohr, Coking Flats and Khar Suul. These
discoveries form part of the rich Permian coal basin of Southern Mongolia which includes Tavaan Tolgoi, located approximately 75 kilometres to the northwest, and reputedly the largest undeveloped high quality coal resource in the world with an estimated 3.5 billion tonnes.
     By the end of May 2009, over 15,000 metres of drilling had been completed on Entree's coal targets. Nomkhon Bohr lies adjacent to the northern boundary of the licence. Coal seams have been traced over a strike length of approximately 1,200 metres by trenching and drilling. The Coking Flats and
Khar Suul targets to the south and southwest of Nomkhon Bohr are at an earlier stage of exploration by drilling.
     The Nomkhon Bohr area has been divided into east and west zones. Two near continuous seams were intersected in the west and possibly four seams occur in the east. The seams are predictable from hole to hole and section to section with some fault offset of the seams. Coal in the eastern half is generally thicker and has lower ash content than that of the western half.
     Nomkhon Bohr coal is medium rank bituminous, high in ash with variable sulphur. Coal-bearing horizons in drill holes can be up to 57 metres in apparent thickness; within these, multiple coal seams are usually present, with drill intercepts from 0.2 metres to 4.5 metres. Most of the coal seams dip moderately to the north. Due to the recessive nature of the coal seams, they often come to surface in shallow valleys where they are concealed by a thin veneer of desert sands. The geology has similarities to the Tavaan Tolgoi coal deposits, although the coal at Nomkhon Bohr is of thermal quality.
     The spring 2009 program has focused primarily on infill drilling at
Nomkhon Bohr. These results are currently being correlated in preparation for a resource calculation. Once the resource calculation has been compiled and registered, an application for conversion of the exploration licence to a mining licence will be made.
     The Coking Flats and Khar Suul discoveries are associated with magnetic lows that have been traced over 10 kilometres in length. Unlike Nomkhon Bohr, these targets are covered by younger rocks. The geometry and potential economic significance are not well understood at this early stage of exploration.
     Entree is continuing to explore the Togoot Licence with drill testing of additional geophysical and geological targets. Exploration will focus on extensive areas of younger cover rocks, as these may conceal the favourable coal-bearing stratigraphy buried at shallow depths.

     Mongolian Government

     In 2008, the Mongolian people returned a MPRP majority to government and
S. Bayar was again confirmed as Prime Minister. Several opposition Democratic
Party members were invited into the newly formed cabinet. N. Elbegdorj, the
Democratic Party candidate, was elected as President in May 2009. Both the
Prime Minister and the President have indicated their desire for the successful completion of an Investment Agreement between Ivanhoe Mines and the
Mongolian Government. This agreement will allow the Oyu Tolgoi project to advance to production. Negotiations towards the finalization of this agreement are in progress.

     China

     Huaixi

     Entree's exploration to date has been successful in outlining a 7 kilometre long northwest-trending structural corridor with a strong, multi-element porphyry signature. This was done primarily through soil and stream sediment sampling in 2008. This trend is currently being tested with magnetic (95 line-km) and IP (32 line-km) geophysical surveys. It is anticipated that the current exploration program will be completed in July
2009.

     United States

     Lordsburg, New Mexico

     Drilling is in progress at Entree's Lordsburg copper-gold discovery and continues to expand the area of known mineralization. Potassic alteration and copper mineralization have been intersected in two recent holes, located approximately 200 metres to the west and 400 metres to the southeast of the previously known zone (see Entree news releases from January 15, 2009 and
April 30, 2009). Copper mineralization in the most recent holes has been identified visually and confirmed with a portable XRF (X-ray diffraction)
unit. Assay results are pending. Drilling is ongoing and continues to test more widespread geophysical and alteration anomalies. An additional US$300,000 is budgeted for this phase of exploration.
     The zone of surface alteration and anomalous geochemistry now exceeds 1.2 kilometres in length and 600 metres in width. Within this zone, drilling has confirmed sub-surface mineralization over a 400 x 600 metre area.
     Mineralization appears best developed in the contact areas between a feldspar porphyry and volcanic rocks. Potassic alteration and sulphide-quartz veining are associated with the strongest areas of mineralization.

     Duncan, Arizona

     Limited drilling of the Duncan geophysical target in May 2009 suggested the anomaly was caused by conductive sediments rather than porphyry-style mineralization, and therefore the project has been terminated.

     Gold Hill, New Mexico

     A drilling permit application has been filed with the Mining and Minerals
Division, New Mexico Energy, Minerals and Natural Resources Department and is
now being processed. Approval of the permit application is expected in the third quarter of 2009. Once the permit is received, planned work includes
1,500 metres of reverse circulation drilling to test previously defined geophysical targets.
     Robert Cann, P.Geo., Entree's Vice-President, Exploration and James R.
Foster, P.Geo., Entree's Exploration Manager - Lookout Hill, qualified persons as defined by NI 43-101, have reviewed the technical information contained in this news release. An updated NI 43-101 compliant technical report, effective date June 10, 2009, has been filed on SEDAR and posted to Entree's website
(www.entreegold.com).

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271154

     /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail:
mhamm(at)entreegold.com; Peter Oates, Investor Relations, Entree Gold Inc., Tel:
(604) 687-4777, Toll Free: (866) 368-7330, E-mail: poates(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 17:26e 29-JUN-09